Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coterra Energy Inc.

Commission File No.: 1-10447

DEVON ENERGY + COTERRA ENERGY MERGER

Employee FAQs

Version: 2/17/2026

On February 2, 2026, Devon Energy and Coterra Energy announced plans to merge. We expect to close the transaction in the second quarter of 2026, subject to regulatory approvals and customary closing conditions, including approvals by Devon and Coterra shareholders.

Below are Frequently Asked Questions that may arise in connection with this merger and answers to each question. This document will be updated as additional information becomes available.

Have a question you don’t see below? Send us your question here.

CONTENTS

STRATEGY	1
EMPLOYMENT	3
BENEFITS	4
COMMUNICATION & CONTACT INFO	4

STRATEGY

1.	Why are Devon and Coterra merging?

This is a transformative moment for our company. It reflects both the strength of what we’ve built here at Devon and our belief that together we can create something even more powerful, more competitive, and more resilient. This merger is about building a company that is positioned to thrive for decades.

This combination brings together two leading U.S. unconventional operators with similar values and complementary assets. By joining, we will create the premier shale operator. The depth of our combined resource base will strengthen our ability to deliver higher returns, generate durable free cash flow, and invest in our future with confidence across commodity cycles. Simply put, together we will deliver results far beyond what either company could have achieved alone.

2.	What will the name of the go-forward company be?

Devon Energy will be the name of the go-forward company.

3.	When will the transaction close?

We expect to close the transaction in the second quarter of 2026.

4.	Who will be on the executive team?

Upon closing, Clay Gaspar will serve as President and CEO of the combined company. Tom Jorden, Coterra’s Chairman and CEO, will become Non-Executive Chairman of the Board of Directors.

The executive team will include Shane Young (Finance), Jeff Ritenour (Commercial), Adam Vela (Legal), John Raines (Permian Business Unit), Michael DeShazer (Anadarko, Eagle Ford, Marcellus, Powder River, Williston Business Units), Blake Sirgo (Operations), Trey Lowe (Technology), and Andrea Alexander (Human Resources).

Not reporting directly to Clay, but members of the executive team will also include Tom Hellman and Kevin Smith. Current Devon executive team members, Dennis Cameron and Tana Cashion will depart the company sometime after closing the transaction.

5.	Why will our headquarters and executive team be in Houston?

This wasn’t an easy decision, but it was required for the success of the transaction and is the right one for a company of our scale to compete most effectively. In the hyper-competitive market we face today, Houston provides greater access to commercial counterparties, many of our peers, and other industry resources.

We plan to maintain a continued significant presence in Oklahoma City. Devon was founded here and has deep roots here. Devon is deeply connected with this community and will continue to be.

6.	It has been said Devon will continue to have a significant presence in OKC, does that mean in the Devon Tower?

Yes, the plan is to have Devon employees located within the Devon Energy Center.

7.	The investor materials highlight $1 billion in merger synergies. Is this in addition to Devon’s Edge target of $1 billion by end of 2026?

Yes. Nothing is changing with the expectations of Project Edge. The synergies recognized in this transaction will be in addition.

8.	Will a merger integration team be established?

Yes. We will establish an integration team who will work quickly and thoughtfully to identify an integration plan. Both Devon and Coterra are committed to a timely integration of the two companies with open communication for employees.

9.	(NEW) Who is part of the integration team?

The integration team includes leaders representing multiple functions from both Devon and Coterra. Trey Lowe, Devon’s SVP and Chief Technology Officer and Blake Sirgo, Coterra’s EVP Business Units will lead the integration team. Below is the full Integration Management Office Leads.

Integration Management Office	DVN Lead	CTRA Lead
Master Planning/Lead	Justin Porter, VP Delaware Basin Business Unit	Bryan Phillips, VP Business Units & Strategic Planning
Synergy/Value Capture	Scott Coody, VP Strategic Planning	Daniel Guffey, SVP Finance, Investor Relations, & Treasury
Org Design & Talent	Cathy Lebsack, VP Human Resources	Philip Johnson, VP Production
Culture, Change Management, & Communications	Cathy Lebsack, VP Human Resources	Shelley Conroy, Director Organizational Development
Technology & AI Roadmap	Heath Satterfield, VP and CIO	Doyle Kindle, Director Data Technology Jeff Minor, Director IT Security
Planning / Capital Allocation	Cory DeSantis, Director Asset Planning	Rita Behm, VP Corporate Engineering

10.	(NEW) What is involved in the merger integration process?

The integration process includes pre-close planning and post close implementation. The work by the integration team in the pre-close planning phase typically focuses on assessing systems, processes, capabilities, structure, culture and talent of both companies and analyzing potential synergy value capture to identify how to gain the most value for the combined company.

EMPLOYMENT

11.	What can employees expect between announcement and the transaction closing?

Until the transaction is closed, Devon and Coterra must continue to operate as separate, independent companies. At Devon, we will operate business as usual, staying focused on safety and delivery of our 2026 corporate goals.

12.	Will there be employee reductions with this merger?

We announced a $1.0 Billion merger synergy target which includes capital optimization, operating margin improvements, and corporate cost reductions.

A portion of the corporate cost reductions will include employee reductions across both companies. The timing and magnitude of those reductions has not been determined. We are committed to the timely and thoughtful integration of the two companies.

If your position is impacted and you meet all necessary requirements outlined in Devon’s Severance Plan, you will be eligible for severance benefits and outplacement assistance.

13.	Is this merger considered a Change of Control under Devon’s severance or long-term incentive plan?

No. The terms of the transaction do not trigger the definition of change of control in the Devon plans. In this case, Devon as the go-forward entity will hold the majority of shares and board seats and is deemed to remain in control.

14.	If my position requires relocation, will I be eligible for severance if I cannot move?

Yes, if you are asked to move and unable to do so, and you meet all necessary requirements outlined in Devon’s Severance Plan, you will be eligible for severance benefits and outplacement assistance. All details including relocation packages and severance plans will be available at the appropriate time.

15.	I’m a field employee. Will we be combining offices and teams or remain separated?

We will be working in the coming months to finalize the organizational structure which will include our plan for field offices. We will share details as soon as they are available.

BENEFITS

16.	Will there be changes to Devon’s benefits plan going forward?

At a high level, the benefits of both companies are comparable. Detailed comparisons will take time, and any potential changes will be based on market-driven, competitive benefits strategies.

17.	(NEW) What happens to my remaining restricted stock grants if my position is eliminated and I am eligible for severance?

Under the Restricted Stock Award Agreement, the treatment of unvested equity awards (such as RSAs) in the event of an eligible severance, the Restricted Stock will become fully vested upon the date the Release becomes effective.

Any grants made within the past 12 months will be pro-rated, based on the number of days from the date of grant to the termination date (out of 365). Shares will be released into your Fidelity brokerage account within two weeks after Devon receives your general release form.

18.	If my position is impacted and I am eligible for severance; how does this affect my healthcare coverage?

If your job is eliminated as a result of the merger, Devon leadership has elected to provide you and your eligible dependents premium-free health, dental, life and AD&D coverage through your severance period, which is between 4 and 52 weeks based on your service years, age and salary level. After that period, you and/or your eligible dependents will be entitled to continued coverage under the Health and Dental Plan pursuant to the federal law known as “COBRA” for up to 18 months at your own expense.

19.	Are there any plans to do away with the Alternate Work Schedule?

Alternate Work Schedule is part of Devon’s overall flexible workplace practices. While there are currently no plans to change this practice, we will periodically review our practices and communicate any changes as they occur.

COMMUNICATION & CONTACT INFO

20.	How soon can Devon employees interact with Coterra employees?

We expect the transaction to close in Q2 2026. Until then, both companies will continue to operate independently. Devon employees should not interact with Coterra employees unless directed by your Vice President to do so.

21.	Are there any limitations on written communications regarding the merger?

Yes. The SEC has specific disclosure and filing obligations for certain written communications made in connection with or relating to the proposed merger. Under these rules, qualifying communications must contain a disclosure legend and be filed the same day with the SEC. Please contact Maggie Phipps at Maggie.Phipps@dvn.com to clear written communications about the merger.

22.	Where can employees obtain additional information? Who can I contact if I have more questions?

If you have any additional questions, please speak with your leader or HR business partner and feel free to submit additional questions here.

23.	What do I say if I’m asked about the transaction?

Consistent with our policy, if you receive any inquiries from the media, please refer them to Michelle Hindmarch at Michelle.Hindmarch@dvn.com. Inquiries from analysts or investors should be referred to Chris Carr at Chris.Carr@dvn.com.

24.	What should I say if a vendor contacts me to find out about the impact of the merger on an existing account or to solicit new business based on the news of the merger?

Until close Devon and Coterra continue to operate as separate companies. There is no change to day-to-day operations, and it is business as usual. If the vendor is interested in more information about the merger, please refer them to https://www.devonenergy.com/.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and Coterra Energy Inc. (“Coterra”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and Coterra (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to stockholders of each of Devon and Coterra when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

PARTICIPANTS IN THE SOLICITATION

Devon, Coterra and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and Coterra’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2025 fiscal year filed with the SEC on February 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000119312526056485/dvn-20251231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000110465925037545/tm252204-6_def14a.htm). Information about Coterra’s directors and executive officers is available in Coterra’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 25, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000085847025000075/cog-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000110465925026126/tm2429648-2_def14a.htm). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and Coterra’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or Coterra expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and Coterra’s control. Consequently, actual future results could differ materially and adversely from Devon’s and Coterra’s expectations due to a number of factors, including, but not limited to those, identified below.

With respect to the Proposed Transaction, these factors could include, but are not limited to: the risk that Devon or Coterra may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the expected dividends and share repurchases, as well as related growth and yield, may not be approved by the board of directors of the combined company or realized on the stated timeline or at all; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, business partners, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices, including from changes in trade relations and policies, such as the imposition of tariffs by the U.S., China or other countries; uncertainties inherent in estimating oil, gas and NGL reserves; the uncertainties, costs and risks involved in Devon’s and Coterra’s operations; natural disasters and epidemics; counterparty credit risks; risks relating to Devon’s and Coterra’s indebtedness; risks related to Devon’s and Coterra’s hedging activities; risks related to Devon’s and Coterra’s environmental, social and governance initiatives; claims, audits and other proceedings impacting the business of Devon or Coterra, including with respect to historic and legacy operations; governmental interventions in energy markets; competition for assets, materials, people and capital, which can be exacerbated by supply chain disruptions, including as a result of tariffs or other changes in trade policy; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to federal lands, environmental matters and water disposal; cybersecurity risks; risks associated with artificial intelligence and other emerging technologies; Devon’s and Coterra’s limited control over third parties who operate some of their respective oil and gas properties and investments; midstream capacity constraints and potential interruptions in production, including from limits to the build out of midstream infrastructure; the extent to which insurance covers any losses Devon or Coterra may experience; risks related to shareholder activism; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and Coterra’s respective businesses.

Additional information concerning other risk factors is also contained in Devon’s and Coterra’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or Coterra’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or Coterra for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per share of Devon or Coterra, as applicable. Neither Devon nor Coterra gives any assurance (1) that either Devon or Coterra will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, Coterra, the Proposed Transaction, the combined company or other matters and attributable to Devon or Coterra or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and Coterra do not undertake, and expressly disclaim, any duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.